December 17, 2009

H. Christopher Owings

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capella Education Company

Form 10-K for Fiscal Year Ended December 31, 2008

Filed: February 25, 2009

File No.: 001-33140

Dear Mr. Owings:

We have received your correspondence dated December 9, 2009, and have reviewed your comments on our Annual Report on Form 10-K for the year ended December 31, 2008. Our responses to your comments are set forth below, and we confirm we will comply with such comments in all future filings, as applicable.

Item 9A. Controls and Procedures, page 85

Management’s Annual Report on Internal Control Over Financial Reporting, page 85

1.	Staff Comment: We note that your management “believes” that you maintained effective internal control over financial reporting as of December 31, 2008. Your statement does not meet the requirements of Item 308(a) of Regulation S-K because you have not clearly concluded that your internal control over financial reporting is effective. Please confirm to us, if true, that management concluded that your internal control over financial reporting is effective as of December 31, 2008. Please also confirm that in future filings you will refrain from characterizing this conclusion as management’s belief.

Management Response: We confirm, based on our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008, that management has concluded our internal control over financial reporting was effective as of December 31, 2008. We further confirm we will refrain from characterizing this conclusion as management’s belief in future filings.

December 17, 2009

2.	Staff Comment: Your disclosure does not include a statement as to whether or not there was any change in your internal control over financial reporting during the fourth fiscal quarter that materially affected, or is reasonable likely to materially affect, your internal control over financial reporting. Please confirm to us, if true, that there was no change in your internal control over financial reporting during the fourth fiscal quarter that materially affected, or is reasonable likely to materially affect, your internal control over financial reporting. Please also confirm that you will provide this disclosure in future periodic reports. Refer to Item 308(c) of Regulation S-K.

Management Response: We confirm that there was no change in our internal control over financial reporting during the fourth fiscal quarter of 2008 that materially affected, or was reasonably likely to materially affect, our internal control over financial reporting. We further confirm we will provide this disclosure in future periodic reports.

On behalf of Capella Education Company, I acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or require additional information.

Sincerely,

/s/ J. Kevin Gilligan
J. Kevin Gilligan
Chief Executive Officer